Annual Report

Cover Page

Name of issuer:

Beautiful Game, Inc.

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: TN

Date of organization: 10/25/2018

Physical address of issuer:

1307 Carter Street
Chattanooga TN 37402

Website of issuer:

http://www.chattanoogafc.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$401,459.00	$688,594.00
Cash & Cash Equivalents:	$99,715.00	$414,034.00
Accounts Receivable:	$33,608.00	$17,409.00
Short-term Debt:	$0.00	$25,000.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$1,009,938.00	$0.00
Cost of Goods Sold:	$757,379.00	$0.00
Taxes Paid:	$3,118.00	$0.00
Net Income:	($1,160,266.00)	($105,356.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Beautiful Game, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Sheldon Grizzle	Contractor	Beautiful Game, Inc dba Chattanooga Football Club	2018
Hiren Desai	Real Estate Developer	3H Group	2019
Jeremy Alumbaugh	Coach and Sports Director	Beautiful Game, Inc	2019
Tim Kelly	Auto Dealer	Kelly Auto Group, Inc	2018
Paul Rustand	Designer	Widgets and Stone, LLC	2018
Barry Large	Venture Capitalist	Lamp Post Group	2019
Frank Kruesi Brock, Jr	Executive Director	Chattanooga FC Foundation	2018
Daryl Heald	Philanthropic Consulting	MacClellan Foundation	2018
Marshall Brock	Investment Advisors	Keel Point Advisors	2018
Thomas Clark	Real Estate Analyst	Lamppost Properties, LLC	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sheldon Grizzle	Vice Chairman	2018
Tim Kelly	Chairman	2018
Paul Rustand	Secretary	2018
Thomas Clark	Treasurer	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Competition. The Club will be facing competition from a new team that has announced it will also be playing in Chattanooga. Although the club feels strongly that its fan loyalty will sustain its business model, there is a risk of lower attendance and revenue due to the competition from the new club.

Stadium Lease Terms. The Company leases the use of a stadium; it does not own its own stadium. The current lease is a 2 year commitment with an option for a 1 year extension through the 2021 season. While the team's lease is a significant source of revenue for the stadium, there is no guarantee that the lease will be renewed for the Company on similar or feasible terms in the future. Should the Company's lease expire or should the Company and the stadium fail to come to agreement, the Company would need to find another venue and there is no guarantee that another facility would provide similar features, cost-effective lease terms or revenue stream opportunities.

Risks Related to a Change of League. The Company intends to move its team from the league in which it currently competes to a new league in 2020. The Company believes that a change to a new league will increase revenues but the change is also expected to increase costs including payroll for professional players, travel costs, administrative and front offices costs and other costs related to a longer playing season. Increased costs may negatively impact the profitability of the Company if anticipated revenues related to the change of league are not met.

Company has a limited operating history. Company was incorporated in October 2018 and has been operating since May 2009. The Company was initially operated on a volunteer basis and only recently hired staff. Prior to the hiring of an executive, the Company was profitable. Since the hiring of a full time executive, the Company has not consistently produced a profit. There is no assurance that the Company will ever produce significant or any profit. As a relatively new enterprise, the Company are likely to be subject to risks that management has not anticipated. It is possible that the proceeds from this offering and other resources may not be sufficient for us to continue to finance operations as projected.

Company has incurred losses and may incur future losses. The Company has had years of profitability and years of losses. The Company expect to experience losses from operations for some time during this transition to a new league. The Company cannot predict when or if the Company will become profitable. If the Company achieves profitability, the Company may not be able to sustain it.

Company's Operating Costs May Rise. The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen conditions could cause operating costs to rise substantially. For example, stadium leasing fees, administrative costs, costs due to expansion into a new league among others may all be larger than expected. An increase in such projected costs or in other operating costs could cause the Company to be unprofitable.

The Company may not have sufficient financial resources to successfully compete in the semi-pro or professional sports industries. A large number of enterprises provide similar services. The Company will be competing with startup and established businesses that may have an operating history, greater financial resources, management experience and market share than the Company have. There can be no assurance that the Company will be able to compete or capture adequate market share. The Company may not be profitable if it cannot compete successfully with other businesses.

The Company depends on the services of key employees, whose knowledge of semi-pro and professional soccer would be difficult to replace. The Company currently does not have a firm plan fully detailing how to replace these persons in the case of death or disability, although this is mitigated by significant skill redundancies among the founders. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition. The business may be harmed if the Company lose the services of these people and the Company are not able to attract and retain qualified replacements.

Control of the Company. Control of the Company and all of its operations are, and will remain, solely with its (Officers, Directors, Managers). Investors must rely upon the judgment and skills of such persons.

Unfavourable weather, earthquakes and other natural disasters could impact the Company's success. The Company intends to build/has built its project in a geographic area which is exposed to earthquakes, weather-related problems, and other natural disasters. Such disasters could cause damage to the project; interrupt power supplies; hamper delivery of water to or from the plant; or otherwise lead to a loss of revenue or an increase in costs to the Company.

The Company's success depends on the ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce intellectual property rights, including trademark and trade secret rights. However, there is no guarantee that any trademark applications that the Company have filed (or the Company may in the future file) will be approved, and any trademark registrations that have issued (or may in the future issue) could be held invalid due to the Company's conduct or challenges by third parties. The Company could lose its trade secret rights if the Company fail to properly protect confidential information. Even to the extent that the Company's intellectual property rights are valid, enforcing those rights could involve costly legal processes that the Company may not be able to bring to a successful conclusion.

Payment of dividends. The Company is not required to, and there is no guarantee that the Company will, pay dividends in any year.

Small Management Team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Paul Rustand is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Tim Kelly is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Thomas Clark is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class S Units	20,000	6,972	No
Class B Units	5,000	3,583.650175	No
Class A Units	20,000	20,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

The Company has a $30,000 line of credit agreement with Atlantic Capital Bank. The line has a stated interest rate of 5.83% and matures in November 2019. The balance on the line of credit as of November 30, 2018 was $25,000.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2018	Regulation D, Rule 506(b)	Common stock	$200,000	General operations
12/2018	Regulation D, Rule 506(b)	Common stock	$447,956	General operations
6/2019	Regulation Crowdfunding	Priced Round	$872,750	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Beautiful Game, Inc. (the "club") has capital and liquidity to support the back-office operations during the offseason and invest in needed capital expenditures such as equipment. Cash decreases between 2018 and 2019 as the club incurred expense as it expanded the team image within the community. Subsequent to December 31, 2019, the club raised $605,000 in private capital.

2018 and 2019 were years of growth for the club and a time spent expanding brand recognition. The club increased its back-office support to cultivate additional partners in the community and increase brand awareness through social media and increased ticket sales. The capital gained in the public funding allowed for the growth of the team and the transition for a local soccer club to a professional soccer club.

Milestones

Beautiful Game, Inc. was incorporated in the State of Tennessee in October 2018.

Since then, we have:

-The club joined the National Independent Soccer Association (NISA) for the 2020 season. In 2020 we plan to reduce our losses and be at break-even by the end of 2021. As Chattanooga and the surrounding metropolitan area grows, so does the support and brand of the club.

-The CFC finished third in the NPSL Members Cup in 2019.

-We increased and strengthened our partnerships within the community. This includes our relationships with our own Academy, Foundation Grassroots Programs, and outside recreational
soccer partners. We have been able to connect with the families within those partnerships on a deeper level, which in turn has connected us to make our community a stronger place to live, work, and play. The support from those programs is now stronger than ever before.

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,009,938 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was 25.01% in fiscal year 2019, compared to 0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $401,460, including $99,715 in cash. As of December 31, 2018, the Company had $688,595 in total assets, including $414,034 in cash.
- *Net Loss.* The Company has had net losses of $1,160,266 and net losses of $105,356 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $41,360 for the fiscal year ended December 31, 2019 and $146,004 for the fiscal year ended December 31, 2018..

Liquidity & Capital Resources

To date, the Company has been financed with $1,520,705 in equity.

We will require additional financing in excess of the proceeds from the public offering in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of the offering will be sufficient to enable us to implement our strategy. In the first quarter of 2020, additional private capital was raised.

Runway & Short/Mid Term Expenses

Beautiful Game, Inc. cash in hand is $468,000, as of April 2020. Over the last three months, revenues have averaged $60,000/month, and operational expenses have averaged $123,000/month, for an average loss rate of $83,000 per month.

We are launching an extended season league with professional players that will allow us to generate revenue beyond the bounds of our historical season. Will we also be expanding the size and expense of our front office staff in order to generate additional ticket and sponsorship revenue during our new, extended season from March-November.

Our expenses will rise as described above; however, our revenues will also increase with more games and increased sponsorship revenues.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://chattanoogafc.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Barry Large
- Daryl Heald
- Frank Kruesi Brock, Jr
- Hiren Desai
- Jeremy Alumbaugh
- Marshall Brock
- Paul Rustand
- Sheldon Grizzle
- Thomas Clark
- Tim Kelly

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Chattanooga FC Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Barry Large
- Daryl Heald
- Frank Kruesi Brock, Jr
- Hiren Desai
- Jeremy Alumbaugh
- Marshall Brock
- Paul Rustand
- Sheldon Grizzle
- Thomas Clark
- Tim Kelly

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Beautiful Game, Inc.

By

Tim Kelly

Chairman of the Board, Co-Founder, Board Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Hiren Desai
Director
5/6/2020

Sheldon Grizzle
Director
5/4/2020

Timothy A Kelly
Chairman
5/4/2020

Marshall Brock
Director
5/3/2020

Frank Kruesi Brock
Director
5/1/2020

Barry Large
Board Member
4/30/2020

Paul Rustand
Board Member, Co-founder
4/30/2020

Jeremy Alumbaugh
Managing Director
4/30/2020

Daryl Heald
Director
4/30/2020

Thomas Clark
Co-Founder & Board of Directors
4/30/2020

Tim Kelly
Chairman of the Board, Co-Founder, Board Member
4/30/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.